

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2016

Mail Stop 4631

<u>Via E-mail</u>
F. Nicholas Grasberger, III
President and Chief Executive Officer
Harsco Corporation
350 Polar Church Road
Camp Hill, Pennsylvania 17011

  Re: Harsco Corporation
    Form 10-K for Fiscal Year Ended December 31, 2014
    Filed March 2, 2015
    File No. 1-03970

Dear Mr. Grasberger:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Terence O'Brien

          Terence O'Brien
          Branch Chief
          Office of Manufacturing and
          Construction